

June 8, 2012

Via E-mail
Mr. Eric S. Eissenstat
Senior Vice President, General Counsel and Secretary
Continental Resources, Inc.
20 N. Broadway, 15th Floor
Oklahoma City, Oklahoma 73126

> **Re:** **Continental Resources, Inc.**
> **Revised Preliminary Proxy Statement**
> **Filed June 4, 2012**
> **File No. 1-32886**

Dear Mr. Eissenstat:

We have reviewed your revised filing and June 4, 2012 response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Preliminary Proxy Statement

1. We note your response to prior comment 4 from our letter dated May 25, 2012. Please expand your disclosure to indicate the carrying value of the properties Wheatland has acquired an interest in under the participation agreement since it first approached you in November 2010 about a possible transaction, and indicate the amount of the purchase price allocated to these properties.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Kevin Dougherty at (202) 551-3271 or, in his absence, the undersigned at (202) 551-3745 with any questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director